

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

H. Michael Krimbill
Chief Executive Officer
NGL Energy Partners LP
6120 South Yale Avenue, Suite 805
Tulsa, Oklahoma 74136

> **Re:** **NGL Energy Partners LP**
> **Registration Statement on Form S-1**
> **Filed February 11, 2011**
> **File No. 333-172186**

Dear Mr. Krimbill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that may not properly be excluded under Rule 430A of Regulation C. Provide all information required with respect to a bona fide offering price range, the number of common units and all other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A as soon as practicable. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please update all information in the prospectus to the most recent practicable date.

3. Prior to the effectiveness of this registration statement, please have a representative of the Financial Industry Regulatory Authority confirm to us that they have completed their review, including their review regarding the underwriting compensation terms and arrangements pertaining to this offering.

4. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Summary, page 1

5. The first sentence indicates that that your summary highlights information contained elsewhere in the prospectus. Please revise this paragraph, and include any information necessary, to make clear that the summary is a brief overview of the key aspects of the offering. In this regard, your summary is too expansive and repeats much of the information more appropriately discussed elsewhere in your document, including information found in your Risk Factors and Business sections. Please substantially revise. See the Instruction to Item 503(a) of Regulation S-K.

The Offering, page 8

6. We note the ownership structure contains incentive distribution rights ("IDRs"), which allows NGL Energy Holdings LLC (your "general partner") to claim a higher proportion of incremental amounts of the distribution payments when these payments exceed certain specified levels. Please provide a cross reference to your incentive distribution rights discussion on page 62. In this regard, please revise your cash distribution disclosure to indicate the IDRs represent a potentially material variable interest in your distributions.

7. Please tell us and disclose how you will classify distributions related to the IDRs. It appears you classify the distribution as equity transactions. In doing so, explain why you believe your classification is appropriate, including explaining the purpose for which you provide cash distributions to your general partner beyond its ownership interest. Also tell us what consideration, if any, was given to recording IDRs as compensation to your general partner. In this regard, we assume that the services provided by your general partner in conducting and directing your activities are billed to you at cost, and it appears that IDRs could be a method for providing the general partner with compensation in return for providing these services to you.

8. You expect to make minimum quarterly cash distributions after the establishment of cash reserves. Please revise your disclosure to quantify the cash reserves you anticipate to establish.

9. Please briefly describe and quantify the general partner's and its affiliates' fees and expenses that are paid prior to the distributions. Make similar disclosures elsewhere in the filing as applicable. Refer to Securities Act Release No. 33-6900.

Risk Factors, page 16

Risks Related to Our Business, page 16

"Restrictions in our revolving credit facility…," page 21

10. You disclose your credit facility may limit your ability to make distributions on units. It appears that the covenants contained in the revolving credit facility may limit the payment of distributions. Please disclose the amount of net earnings restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. Please also provide revised disclosure on pages 45 and 50 addressing this issue to the extent the restrictions are material. In this regard, disclose the amount of net earnings restricted or free of restrictions for the pro forma cash available for distributions for the fiscal year ended March 31, 2010, and for the twelve months ended September 30, 2010 on page 50.

"We could be required to provide linefill…," page 25

11. Please define "linefill."

"If we do not successfully …," page 19

12. We note your reference to certain covenants in your revolving credit facility. Please describe any material covenants and avoid the use of "certain" throughout your prospectus. Such reference is not descriptive to persons unfamiliar with the matter. In addition, please indicate whether you have engaged in any discussions or otherwise identified any potential acquisition targets. In this regard, please indicate similar information for any expansion into other businesses on page 20. We note your disclosures on page 40 that you do not have any agreements, understandings or commitments.

Use of Proceeds, page 40

13. Please quantify each of the items in the last sentence of the second paragraph.

Dilution, page 43

14. Please revise your dilution table to reflect the underwriters' exercise of their option to purchase additional common units.

Our Cash Distribution Policy and Restrictions on Distributions, page 45

15. Please describe in greater detail the operating fees and expenses paid to the general partner and its affiliates and quantify these payments. Refer to Securities Act Release No. 33-6900.

16. Refer to the partnership unaudited pro forma cash available for distribution on page 50. Explain to us why you did not subtract from adjusted EBITDA expansion capital expenditures such as acquisition costs, which appear to be material based on your predecessor's historical cash flow statements, or revise. Further, it appears that future acquisitions are part of your short term business plan as disclosed on page 8 under the use of proceeds section, and elsewhere in your filing. In this regard, we also note your disclosure on page 46 regarding your external capital expansion plans. Therefore, it appears you should reflect such capital expenditures amounts in your presentation of pro forma cash available for distribution.

17. Refer to the partnership statement of forecasted estimated adjusted EBITDA for the twelve month periods ending June 30, 2012. We note you presented the historical and unaudited pro forma financial statements as of September 30, 2010 in the filing. In that regard, we are unclear why it is appropriate to present the forecasted estimated adjusted EBITDA as well as the estimated cash available for distribution for the twelve month periods ended June 30, 2012. We believe it becomes more difficult to project financial information for periods exceeding one year. Therefore we would suggest limiting your forecast to no more than twelve periods from the most recently completed (or shortly to be completed) fiscal quarter. As such, we believe you should consider revising the statement to cover the twelve month period ending March 31, 2012 instead of the same period ending June 30, 2012.

18. Notwithstanding the above comment, we are unclear as to why you did not provide for cash reserves as a reduction to estimated adjusted EBITDA on page 52 to arrive at estimated cash available for distribution in the partnership statement of forecasted estimated adjusted EBITDA. Please advise us or revise.

19. Please revise to adjust estimated cash available for distribution on page 52 for your expansion capital expenditures. We note your disclosure on page 2 that you intend to grow by acquisitions. Note that we will not object to offsetting of the capital expansion expenditures against related anticipated borrowings.

20. Refer to your contractual obligations table on page 96. It appears you anticipate repaying debt for the fiscal year ended March 31, 2012. If so, then please revise your forecasted EBITDA presentation on page 52 to include such principal repayment. Further, please provide a cross reference to your disclosure on page F-31 which discloses that if you do not complete an equity offering on or before October 14 each year you must repay outstanding principal amounts of the acquisition revolving loans by at least $7.5 million.

<u>Quantitative and Qualitative Disclosures about Market Risk, page 99</u>

21. Refer to your commodity price disclosures. Please provide disclosures of market risk characteristics for (1) instruments entered into for trading purposes and (2) instruments entered into for purposes other than trading. You have the option to choose between one of three quantitative disclosure options for each category:

- Tabular presentation of fair value information and contract terms relevant to determining future cash flows, categorized by expected maturity dates;

- Sensitivity analysis expressing the potential loss in future earnings, fair values, or cash flows from selected hypothetical changes in market rates and prices; or

- Value at risk disclosures expressing the potential loss in future earnings, fair values, or cash flows from market movements over a selected period of time and with a selected likelihood of occurrence.

Refer to Item 305 of Regulation S-K.

<u>Management, page 119</u>

<u>Board of Directors of our General Partner, page 119</u>

22. Please clarify your reference in the fourth sentence that at least three directors will be independent. It appears that only three of your six person board would meet the independence definition.

<u>Employment Agreements, page 124</u>

23. Please file the employment agreements with Dr. Coady and Mr. Coady as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

<u>Certain Relationships and Related Party Transactions, page 128</u>

<u>Distributions and Payments to Our General Partner and Its Affiliates, page 128</u>

24. We note the information contained in the table on page 128. Please include a summary tabular presentation, itemizing by category and specifying dollar amounts where possible, of all compensation, fees, profits, and other benefits (including reimbursement for out of pocket expenses) which the general partner and its affiliates may earn or receive in connection with the offering or operation of the partnership. Refer to Securities Act Release No. 33-6900 and Industry Guide 5.

Agreements with Affiliates, page 129

25. Please disclose the approximate dollar value of the amount involved in this and any other affiliate agreement. Refer to Item 404(a)(3) of Regulation S-K.

"Review, Approval or Ratification …," page 130

26. Please indicate when you expect to adopt the described policies.

The Partnership Agreement, page 142

Indemnification, page 153

27. Please clarify whether there are any limitations or conditions regarding your indemnification obligations and describe the circumstances in which you will not indemnify the parties identified in this section.

Index to Financial Statements, page F-1

28. Please update your financial statements to include the interim period ended December 31, 2010. Refer to Article 10 of Regulation S-X.

29. Please revise to include an audited balance sheet and related footnotes of the general partner of NGL Energy Partners LP as of the end of the most recent fiscal year, or advise us why you believe this information would not be useful to an investor. Further, to the extent an affiliate has committed itself to increase or maintain the general partner's capital, also provide the audited balance sheet and related footnotes of the affiliate. For example, we note the IEP Parties contributed approximately $11.0 million to you in cash for the issuance of 549,043 common units. We also note the IEP Parties own a 32.53% interest in NGL Energy GP Investor Group, which owns all the outstanding GP interests in your general partner (NGL Energy Holdings LLC).

NGL Energy Partners LP, page F-2

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-5

30. Please expand your equity section to disclose the number of equity units authorized and outstanding by class on a pro forma basis. Further, your equity section should distinguish between amounts ascribed to each ownership class. Revise your disclosure accordingly. Reference is made to SAB Topic 4:F.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-6

31. We note you intend to make quarterly distributions to holders of your common and subordinated units in the manner described beginning on page 62. Please tell us and disclose how you will present earnings per member unit based on the aforementioned separate classes of equity including subordination units. It appears you will be required to use the two-class EPS method in your pro forma EPS presentation, as described in paragraphs 72 and 73 of ASC 260-10-45. Please revise the pro forma presentation accordingly, or advise us.

32. Your disclosure on page F-9 indicates that the pro forma earnings per unit assume no incentive distributions were made. We further note your disclosure on page 61 states that the incentive distribution rights may be transferred subject to restrictions in the partnership agreement. As part of your consideration of the appropriateness of two class EPS presentation, please tell us, and clearly disclose, if the IDRs are a separate or embedded interest and whether they represent participating securities. If they are participating, tell us how these distributions will impact your EPS calculation and revise your presentation as appropriate. Please be advised that ASC 260 will not apply to your IDRs if you conclude they are compensatory in nature.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-8

33. Please expand your note disclosure to describe the material covenants of the revolving credit facility and repayment terms, or provide a cross reference to such disclosures made elsewhere in the filing.

34. Tell us and disclose the useful lives of your acquired $2,683,000 customer relationship intangible asset.

35. Refer to footnote (g). Please provide your disclosure of the calculation of the weighted average common units used in the pro forma earnings per common unit calculation. Also, advise us and clarify in your disclosures here and elsewhere in the filing, as applicable, with respect to how certain of the common units issued in connection with your formation and/or acquisitions in October 2010 was converted into subordination and common units resulting from a split.

36. Please segregate your pro forma adjustments between those related to your formation and those related to the offering. In that regard, you should present pro forma adjustments related to your formation and acquisitions incurred in October 2010 first to arrive at a pro forma subtotal column and then present the pro forma adjustments related to the offering to arrive at the final pro forma column.

NGL Supply, Inc. and Subsidiaries, page F-16

Note 4 – Property, Plant and Equipment, page F-23

37. Disclose the useful lives of your property, plant and equipment by asset class.

Part II

Item 16. Exhibits, page II-3

38. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

39. We note that several of the exhibits that you plan to file by amendment are "form of" agreements. Please confirm that the "form of" agreements that you plan to file will be consistent with Instruction 1 to Item 601 of Regulation S-K, and that any "form of" agreement that deviates from the final agreement in any way will be re-filed accordingly.

Item 17. Undertakings, page II-4

40. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings. See Securities Act Rules Compliance and Disclosure Interpretation 229.01 available at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#sar.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: David P. Elder, Esq.
       Akin Gump Strauss Hauer & Feld LLP